QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 99.2

        Management's Discussion and Analysis for the first quarter ended March 31, 2015

MANAGEMENT'S DISCUSSION AND ANALYSIS
April 29, 2015

Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. We are strategically focused on developing one of the world's largest petroleum resource basins – Canada's Athabasca oil sands. In addition, we explore for, acquire, develop, produce and market crude oil and natural gas in Canada and internationally; we transport and refine crude oil, and we market petroleum and petrochemical products primarily in Canada. Periodically we market third-party petroleum products. We also conduct energy trading activities focused principally on the marketing and trading of crude oil, natural gas and byproducts.

For a description of Suncor's segments, refer to Suncor's Management's Discussion and Analysis for the year ended December 31, 2014 dated, February 26, 2015 (the 2014 annual MD&A). References to Exploration and Production (E&P) Canada include Suncor's offshore operations in East Coast Canada and onshore operations in North America Onshore. References to E&P International include the properties formerly referred to as International.

This Management's Discussion and Analysis (MD&A) should be read in conjunction with Suncor's unaudited interim Consolidated Financial Statements for the three-month period ended March 31, 2015, Suncor's audited Consolidated Financial Statements for the year ended December 31, 2014 and the 2014 annual MD&A.

Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor's Annual Information Form dated February 26, 2015 (the 2014 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and our website www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this document, and is not incorporated into this document by reference.

References to "we", "our", "Suncor", or "the company" mean Suncor Energy Inc., and the company's subsidiaries and interests in associates and jointly controlled entities, unless the context otherwise requires.

Table of Contents

1.	Advisories	5
2.	First Quarter Highlights	7
3.	Consolidated Financial Information	8
4.	Segment Results and Analysis	13
5.	Capital Investment Update	22
6.	Financial Condition and Liquidity	24
7.	Quarterly Financial Data	27
8.	Other Items	29
9.	Non-GAAP Financial Measures Advisory	30
10.	Common Abbreviations	33
11.	Forward-Looking Information	34

1. ADVISORIES

Basis of Presentation

Unless otherwise noted, all financial information has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board, which is within the framework of International Financial Reporting Standards (IFRS).

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted. Certain prior year amounts in the Consolidated Statements of Comprehensive Income have been reclassified to conform to the current year's presentation.

Non-GAAP Financial Measures

Certain financial measures in this MD&A – namely operating earnings, cash flow from operations, return on capital employed (ROCE), Oil Sands cash operating costs, free cash flow, and last-in, first-out (LIFO) – are not prescribed by GAAP. Operating earnings, Oil Sands cash operating costs and LIFO are defined in the Non-GAAP Financial Measures Advisory section of this MD&A and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of this MD&A. Cash flow from operations, ROCE and free cash flow are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of this MD&A.

SUNCOR ENERGY INC. 2015 FIRST QUARTER    5

Risk Factors and Forward-Looking Information

The company's financial and operational performance is potentially affected by a number of factors, including, but not limited to, the factors described within the Forward-Looking Information section of this MD&A. This MD&A contains forward-looking information based on Suncor's current expectations, estimates, projections and assumptions. This information is provided to assist readers in understanding the company's future plans and expectations and may not be appropriate for other purposes. Refer to the Forward-Looking Information section of this MD&A for information on the material risk factors and assumptions underlying our forward-looking information.

Measurement Conversions

Certain crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

Common Abbreviations

For a list of abbreviations that may be used in this MD&A, refer to the Common Abbreviations section of this MD&A.

6   SUNCOR ENERGY INC. 2015 FIRST QUARTER

2. FIRST QUARTER HIGHLIGHTS

•
First quarter financial results.

•
The net loss for the first quarter of 2015 was $341 million, compared to net earnings of $1.485 billion for the prior year quarter. The net loss was impacted by the same factors that affected operating earnings as discussed below, in addition to an after-tax foreign exchange loss on the revaluation of U.S. dollar denominated debt of $940 million compared to an after-tax foreign exchange loss of $308 million in the prior year quarter. In the first quarter of 2015, the U.K. government decreased the supplementary charge rate on oil and gas profits by 12% and, as a result, the company revalued its deferred income tax balances recognizing a deferred tax recovery of $406 million. The net loss in the first quarter of 2015 also included after-tax insurance proceeds of $75 million and after-tax restructuring costs of $57 million related to the previously announced cost reduction initiatives.

•
Operating earnings(1) for the first quarter of 2015 were $175 million, compared to $1.793 billion for the prior year quarter. The decrease was driven by significantly lower crude benchmark prices and lower realized refining margins, partially offset by favourable foreign exchange rates and the company's cost reduction initiatives. The decrease was also partially offset by record Oil Sands operations production as a result of minimal maintenance activities in addition to a synthetic crude oil (SCO) production record due to strong upgrader reliability.

•
Cash flow from operations(1) was $1.475 billion for the first quarter of 2015, compared to $2.880 billion for the first quarter of 2014. The decrease was largely impacted by the same factors that impacted operating earnings. Free cash flow(1) decreased to $856 million for the twelve months ended March 31, 2015, compared to $3.226 billion for the twelve months ended March 31, 2014.

•
ROCE(1) (excluding major projects in progress) decreased to 5.8% for the twelve months ended March 31, 2015, compared to 12.6% for the twelve months ended March 31, 2014. ROCE for the twelve months ended March 31, 2015 was reduced by approximately 2.9% due to after-tax impairment charges of $1.238 billion recognized in the second quarter of 2014.

•
Progress on Suncor's cost management program.  The company has made significant progress on the cost reduction initiatives announced in January 2015. Suncor expects that the previously announced $600 million to $800 million in operating budget reductions will be substantially realized in 2015, ahead of the projected two-year period. Suncor is also on track to achieve the previously announced $1 billion reduction to its 2015 capital budget while maintaining steady progress on the key growth projects already in construction, including Fort Hills and Hebron.

•
Record Oil Sands operations production and strong upgrader reliability.  Suncor's Oil Sands operations achieved record production of 440,400 barrels per day (bbls/d), in addition to an SCO production record of 346,500 bbls/d.

•
Strong Refining and Marketing operating earnings.  The strength of Suncor's integrated model was reinforced by operating earnings of $492 million despite the low price of crude oil.

•
Lower Oil Sands operations cash operating costs(1).  Increased production, lower natural gas prices, minimal maintenance activities and the cost reduction initiatives reduced cash operating costs per barrel to $28.40 per barrel (bbl), compared to $35.60/bbl in the prior year quarter.

•
Golden Eagle production ramp up.  Golden Eagle production surpassed 11,000 boe/d (net) at the end of the first quarter of 2015. The asset is expected to ramp up to a peak production rate of approximately 18,000 boe/d (net) during 2015.

•
Suncor continued to return cash to shareholders.  Suncor returned $405 million to shareholders through dividends in the first quarter of 2015.

(1)
Operating earnings, cash flow from operations, free cash flow, ROCE and Oil Sands cash operating costs are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

SUNCOR ENERGY INC. 2015 FIRST QUARTER    7

3. CONSOLIDATED FINANCIAL INFORMATION

Financial Highlights

	Three months ended March 31
($ millions)	2015	2014

Net (loss) earnings

Oil Sands	(146)	899

Exploration and Production	462	294

Refining and Marketing	492	787

Corporate, Energy Trading and Eliminations	(1 149)	(495)

Total	(341)	1 485

Operating (loss) earnings(1)

Oil Sands	(146)	899

Exploration and Production	(19)	294

Refining and Marketing	492	787

Corporate, Energy Trading and Eliminations	(152)	(187)

Total	175	1 793

Cash flow from (used in) operations(1)

Oil Sands	525	1 469

Exploration and Production	449	600

Refining and Marketing	678	930

Corporate, Energy Trading and Eliminations	(177)	(119)

Total	1 475	2 880

Capital and Exploration Expenditures(2)

Sustaining	377	647

Growth	856	735

Total	1 233	1 382

	Twelve months ended March 31
($ millions)	2015	2014

Free Cash Flow(1)	856	3 226

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Excludes capitalized interest.

8   SUNCOR ENERGY INC. 2015 FIRST QUARTER

Operating Highlights

	Three months ended March 31
	2015	2014

Production volumes by segment

Oil Sands (mbbls/d)	475.6	424.4

Exploration and Production (mboe/d)	126.8	120.9

Total	602.4	545.3

Production mix

Crude oil and liquids / natural gas (%)	99/1	99/1

Refinery utilization (%)	95	96

Refinery crude oil processed (mbbls/d)	437.1	442.0

Net Earnings

Suncor's consolidated net loss for the first quarter of 2015 was $341 million, compared with net earnings of $1.485 billion for the prior year quarter. The net loss was primarily affected by the same factors that influenced operating earnings described subsequently in this section of this MD&A. Other items affecting net earnings over these periods included:

•
The after-tax unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt was $940 million for the first quarter of 2015, compared to $308 million for the first quarter of 2014.

•
In the first quarter of 2015, the U.K. government enacted a decrease in the supplementary charge rate on oil and gas profits in the North Sea that decreased the statutory tax rate on Suncor's earnings in the U.K. from 62% to 50%. The company revalued its deferred income tax balances, resulting in a deferred income tax recovery of $406 million.

•
In the first quarter of 2015, the company recorded after-tax insurance proceeds of approximately $75 million related to a claim on the Terra Nova asset in the E&P segment.

•
In the first quarter of 2015, the company recorded after-tax restructuring charges of $57 million related to the previously announced cost reduction initiatives in the Corporate segment.

Operating Earnings(1)

	Three months ended March 31
($ millions)	2015	2014

Net (loss) earnings	(341)	1 485

Unrealized foreign exchange loss on U.S. dollar denominated debt	940	308

Impact of income tax rate adjustments on deferred income taxes(2)	(406)	—

Restructuring charges(3)	57	—

Insurance proceeds(4)	(75)	—

Operating earnings(1)	175	1 793

(1)
Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Adjustments to the company's deferred income taxes resulting from a decrease in the U.K. tax rate on oil and gas profits from the North Sea.

(3)
Restructuring charges related to the cost reduction initiatives in the Corporate segment.

(4)
Business interruption proceeds for insurance on the Terra Nova asset in the E&P segment.

SUNCOR ENERGY INC. 2015 FIRST QUARTER    9

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

Suncor's consolidated operating earnings for the first quarter of 2015 decreased to $175 million, compared to $1.793 billion for the prior year quarter, primarily due to the significantly lower upstream pricing environment consistent with the decline in benchmark crude oil prices and a less favourable downstream business environment, both of which were partially offset by the impacts of favourable exchange rates on price realizations. The decrease was partially offset by record Oil Sands operations production primarily due to minimal maintenance activities and strong Firebag performance as well as record SCO production primarily due to strong upgrader reliability, and lower royalties resulting from the decrease in crude oil prices, compared to the prior year quarter.

After-Tax Share-Based Compensation Expense by Segment

	Three months ended March 31
($ millions)	2015	2014

Oil Sands	27	26

Exploration and Production	3	4

Refining and Marketing	16	14

Corporate, Energy Trading and Eliminations	47	50

Total share-based compensation expense	93	94

Cash Flow from Operations

Consolidated cash flow from operations was $1.475 billion for the first quarter of 2015, compared to $2.880 billion for the prior year quarter. Cash flow from operations was impacted by the same factors that affected operating earnings discussed above.

10   SUNCOR ENERGY INC. 2015 FIRST QUARTER

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor's operations.

	Average for three months ended March 31
		2015	2014

WTI crude oil at Cushing	US$/bbl	48.65	98.70

ICE Brent crude oil at Sullom Voe	US$/bbl	55.15	107.80

Dated Brent/Maya crude oil FOB price differential	US$/bbl	11.05	18.45

MSW at Edmonton	Cdn$/bbl	42.10	90.70

WCS at Hardisty	US$/bbl	33.90	75.55

Light/heavy differential for WTI at Cushing less WCS at Hardisty	US$/bbl	14.75	23.15

Condensate at Edmonton	US$/bbl	45.60	102.65

Natural gas (Alberta spot) at AECO	Cdn$/mcf	2.75	5.70

Alberta Power Pool Price	Cdn$/MWh	29.15	61.75

New York Harbor 3-2-1 crack(1)	US$/bbl	19.20	20.40

Chicago 3-2-1 crack(1)	US$/bbl	16.00	18.35

Portland 3-2-1 crack(1)	US$/bbl	21.50	17.40

Gulf Coast 3-2-1 crack(1)	US$/bbl	18.00	17.15

Exchange rate	US$/Cdn$	0.81	0.91

Exchange rate (end of period)	US$/Cdn$	0.79	0.90

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

Suncor's sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand for sweet SCO from Western Canada. Price realizations in the first quarter of 2015 for sweet SCO were negatively impacted by a lower price for WTI of US$48.65/bbl, compared to US$98.70/bbl in the prior year quarter. This was partially offset by a lower discount relative to WTI. Suncor produces a specific grade of sour SCO, the price realizations for which are influenced by various crude benchmarks, including, but not limited to, MSW at Edmonton and WCS at Hardisty, and which can also be affected by prices negotiated for spot sales. Prices for MSW at Edmonton and WCS at Hardisty decreased in the first quarter of 2015 to $42.10/bbl and US$33.90/bbl, respectively, compared to $90.70/bbl and US$75.55/bbl, respectively, in the prior year quarter, resulting in lower price realizations for sour SCO.

Bitumen production that Suncor does not upgrade is blended with diluent or SCO to facilitate delivery on pipeline systems. Net bitumen price realizations are, therefore, influenced by both prices for Canadian heavy crude oil (WCS at Hardisty is a common reference), prices for diluent (Condensate at Edmonton) and SCO. Bitumen price realizations can also be affected by bitumen quality and spot sales.

Suncor's price realizations for production from East Coast Canada and International assets are influenced primarily by the price for Brent crude. Brent crude pricing decreased to an average of US$55.15/bbl in the first quarter of 2015, compared to US$107.80/bbl in the prior year quarter.

Natural gas used in Suncor's Oil Sands and Refining operations is primarily referenced to Alberta spot prices at AECO. The average AECO benchmark decreased to $2.75/mcf in the first quarter of 2015, from $5.70/mcf in the prior year quarter.

Suncor's refining margins are influenced primarily by 3-2-1 crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillates and by light/heavy and light/sour crude differentials. More complex refineries can earn greater refining margins by processing less expensive, heavier crudes. Crack spreads do not necessarily reflect the margins of a specific refinery. Crack spreads are based on current crude

SUNCOR ENERGY INC. 2015 FIRST QUARTER    11

feedstock prices whereas actual refining margins are based on first-in, first-out (FIFO) inventory accounting, where a delay exists between the time that feedstock is purchased and when it is processed and sold to a third party. FIFO losses normally reflect a declining price environment for crude oil and finished products, whereas FIFO gains reflect an increasing price environment for crude oil and finished products. Specific refinery margins are further impacted by actual crude purchase costs, refinery configuration and refined products sales markets unique to that refinery.

Excess electricity produced in Suncor's In Situ business is sold to the Alberta Electric System Operator (AESO), with the proceeds netted against the cash operating cost per barrel metric. The Alberta power pool price decreased to an average of $29.15/MWh in the first quarter of 2015 from $61.75/MWh in the prior year quarter.

The majority of Suncor's revenues from the sale of oil and natural gas commodities are based on prices that are determined by or referenced to U.S. dollar benchmark prices. The majority of Suncor's expenditures are realized in Canadian dollars. In the first quarter of 2015, the Canadian dollar weakened in relation to the U.S. dollar as the average exchange rate decreased to US$0.81 per one Canadian dollar from US$0.91 per one Canadian dollar in the prior year quarter. This rate decrease had a positive impact on price realizations for the company during the first quarter of 2015 and partially offset declining benchmark crude oil prices.

Suncor also has assets and liabilities, notably most of the company's debt, which are denominated in U.S. dollars and translated to Suncor's reporting currency (Canadian dollars) at each balance sheet date. A decrease in the value of the Canadian dollar relative to the U.S. dollar from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations.

12   SUNCOR ENERGY INC. 2015 FIRST QUARTER

4. SEGMENT RESULTS AND ANALYSIS

OIL SANDS

Financial Highlights

	Three months ended March 31
($ millions)	2015	2014

Gross revenues	2 284	3 890

Less: Royalties	(18)	(192)

Operating revenues, net of royalties	2 266	3 698

Net (loss) earnings	(146)	899

Operating (loss) earnings(1)	(146)	899

Oil Sands operations	(131)	849

Oil Sands ventures	(15)	50

Cash flow from operations(1)	525	1 469

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

Operating losses for Oil Sands operations were $131 million, compared to operating earnings of $849 million in the prior year quarter. Operating earnings decreased primarily due to lower price realizations, partially offset by the positive impact of a weakening Canadian dollar relative to the U.S. dollar. The decrease in operating earnings was also due to an inventory draw in the prior year quarter, partially offset by higher overall production volumes, lower royalties, and lower operating expenses in the first quarter of 2015.

Operating losses for Oil Sands ventures were $15 million, compared to operating earnings of $50 million in the prior year quarter, and decreased primarily due to lower price realizations.

SUNCOR ENERGY INC. 2015 FIRST QUARTER    13

Production Volumes(1)

	Three months ended March 31
(mbbls/d)	2015	2014

Upgraded product (SCO and diesel)	346.5	312.2

Non-upgraded bitumen	93.9	77.1

Oil Sands operations	440.4	389.3

Oil Sands ventures	35.2	35.1

Total	475.6	424.4

(1)
Bitumen production from Oil Sands Base operations is upgraded, while bitumen production from In Situ operations is either upgraded or sold directly to customers, including Suncor's own refineries. Yields of SCO and diesel from Suncor's upgrading process are approximately 79% of bitumen feedstock input.

Sales Volumes

	Three months ended March 31
(mbbls/d)	2015	2014

Oil Sands sales volumes

Sweet SCO	112.5	123.0

Diesel	30.8	31.7

Sour SCO	201.3	167.8

Upgraded product	344.6	322.5

Non-upgraded bitumen	95.8	70.3

Total	440.4	392.8

Production volumes for Oil Sands operations increased to an average of 440,400 bbls/d in the first quarter of 2015, compared to 389,300 bbls/d in the prior year quarter. The increase was driven primarily by strong reliability across all assets and minimal maintenance activities in the first quarter of 2015. Strong upgrading reliability in the first quarter of 2015 resulted in a quarterly SCO production record of 346,500 bbls/d, compared to 312,200 bbls/d in the prior year quarter, which included planned coker maintenance. The SCO mix in the first quarter of 2015 reflected lower sweet SCO production due to unplanned hydrotreater maintenance that was completed during the quarter.

Sales volumes for Oil Sands operations increased to an average of 440,400 bbls/d in the first quarter of 2015, up from 392,800 bbls/d in the prior year quarter, due to higher production volumes.

The inventory levels in the first quarter of 2015 remained relatively flat as compared to the prior year quarter which included an inventory draw.

Suncor's share of Syncrude production of 35,200 bbls/d in the first quarter of 2015 remained comparable to the prior year quarter production of 35,100 bbls/d.

14   SUNCOR ENERGY INC. 2015 FIRST QUARTER

Bitumen Production

	Three months ended March 31
	2015	2014

Oil Sands Base

Bitumen production (mbbls/d)	318.3	290.6

Bitumen ore mined (thousands of tonnes per day)	466.1	435.7

Bitumen ore grade quality (bbls/tonne)	0.68	0.67

In Situ

Bitumen production – Firebag (mbbls/d)	188.7	164.1

Bitumen production – MacKay River (mbbls/d)	29.3	23.0

Total In Situ bitumen production	218.0	187.1

Steam-to-oil ratio – Firebag	2.6	3.1

Steam-to-oil ratio – MacKay River	2.8	2.7

Oil Sands Base bitumen production from mining and extraction activities increased to an average of 318,300 bbls/d in the first quarter of 2015 from 290,600 bbls/d in the prior year quarter. The increase reflected minimal maintenance activities in the first quarter of 2015, compared to the first quarter of 2014 which included unplanned maintenance.

In Situ bitumen production increased to an average of 218,000 bbls/d in the first quarter of 2015, compared to 187,100 bbls/d in the prior year quarter. The increase was primarily driven by higher Firebag production as a result of strong infill well performance and a favourable steam-to-oil ratio in the first quarter of 2015. Production at MacKay River increased to 29,300 bbls/d in the first quarter of 2015 from 23,000 bbls/d in the prior year due to additional production associated with the debottleneck project in the first quarter of 2015 and unplanned maintenance in the first quarter of 2014.

Firebag's steam-to-oil ratio decreased to 2.6 from 3.1 in the prior year quarter, primarily due to strong infill well performance and improved reservoir performance. The steam-to-oil ratio at MacKay River increased to 2.8 from 2.7 in the prior year quarter, primarily due to additional steam requirements for recently commissioned wells.

Price Realizations

Net of transportation costs, but before royalties	Three months ended March 31
($/bbl)	2015	2014

Oil Sands operations

Sweet SCO and diesel	63.36	115.11

Sour SCO and bitumen	40.10	79.62

Crude sales basket (all products)	47.67	93.63

Crude sales basket, relative to WTI	(12.59)	(15.27)

Oil Sands ventures

Syncrude – sweet SCO	56.00	105.93

Syncrude, relative to WTI	(4.26)	(2.97)

Average price realizations for sales from Oil Sands operations decreased to $47.67/bbl in the first quarter of 2015 from $93.63/bbl in the prior year quarter, primarily due to the lower WTI benchmark price, partially offset by favourable exchange rates and the narrowing of crude differentials.

SUNCOR ENERGY INC. 2015 FIRST QUARTER    15

Royalties

Royalties for the Oil Sands segment were lower in the first quarter of 2015 compared to the prior year quarter, primarily due to lower bitumen prices, partially offset by higher production.

Expenses and Other Factors

Operating, selling and general and transportation expenses for the first quarter of 2015 decreased from the prior year quarter, primarily due to lower natural gas prices, the company's cost reduction initiatives, and lower maintenance costs. See the Cash Operating Costs Reconciliation section below for further details regarding cash operating costs and non-production costs for Oil Sands operations. Transportation expense for the first quarter of 2015 was higher than the prior year quarter, primarily due to the costs related to increased sales volumes.

DD&A expense for the first quarter of 2015 was higher in comparison to the same period of 2014, mainly due to a larger asset base primarily as a result of assets commissioned in 2014, including well pads and infill wells. Higher In Situ production in the first quarter of 2015 also contributed to the increase in DD&A expense.

Cash Operating Costs Reconciliation(1)

	Three months ended March 31
($ millions)	2015	2014

Operating, selling and general expense (OS&G)	1 372	1 501

Syncrude OS&G	(114)	(150)

Non-production costs(2)	(92)	(77)

Other(3)	(40)	(24)

Oil Sands cash operating costs	1 126	1 250

Oil Sands cash operating costs ($/bbl)	28.40	35.60

(1)
Cash operating costs and cash operating costs per barrel are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Significant non-production costs include, but are not limited to, share-based compensation adjustments, research, and the expense recorded as part of a non-monetary arrangement involving a third-party processor.

(3)
Other includes the impacts of changes in inventory valuation and operating revenues associated with excess capacity, primarily associated with excess power from cogeneration units.

Cash operating costs per barrel for Oil Sands operations in the first quarter of 2015 decreased to $28.40/bbl compared to $35.60/bbl in the prior year quarter, due to higher production volumes and lower total cash operating costs. Total cash operating costs decreased to $1.126 billion from $1.250 billion in the prior year quarter, primarily due to lower natural gas input costs, progress on the company's cost reduction initiatives and improved reliability resulting in lower maintenance costs.

In the first quarter of 2015, non-production costs, which are excluded from cash operating costs, were higher than the prior year quarter. The increase was primarily due to higher expenses related to a gas swap arrangement with a third-party processor, and an increase in costs associated with research and future growth activities.

Other costs, which are also excluded from cash operating costs, increased in the first quarter of 2015 compared to the prior year quarter, primarily due to the impacts of changes in inventory valuations.

Planned Maintenance

There are no major turnarounds scheduled for 2015. Planned coker maintenance commenced late in the first quarter of 2015, with the majority of the work to be completed in the second quarter of 2015. The company also plans to complete maintenance on a vacuum unit and one coker unit later in the year. The impact of this maintenance has been reflected in the company's 2015 guidance.

16   SUNCOR ENERGY INC. 2015 FIRST QUARTER

EXPLORATION AND PRODUCTION

Financial Highlights

	Three months ended March 31
($ millions)	2015	2014

Gross revenues	769	1 441

Less: Royalties	(126)	(163)

Operating revenues, net of royalties	643	1 278

Net earnings	462	294

Adjusted for:

Impact of income tax rate adjustments on deferred income taxes(1)	(406)	—

Insurance proceeds	(75)	—

Operating (loss) earnings(2)	(19)	294

E&P Canada	(33)	190

E&P International	14	104

Cash flow from operations(2)	449	600

(1)
Adjustments to the company's deferred income taxes resulting from a decrease in the U.K. tax rate on oil and gas profits from the North Sea.

(2)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

E&P operating loss was $19 million in the first quarter of 2015, compared to operating earnings of $294 million in the prior year quarter.

The operating loss of $33 million for E&P Canada decreased from operating earnings of $190 million in the prior year quarter, primarily due to lower price realizations and a charge relating to a non-commercial exploration well in East Coast Canada, partially offset by lower royalties.

Operating earnings of $14 million for E&P International decreased from $104 million in the prior year quarter, primarily due to lower price realizations and lower production at Buzzard, partially offset by the start-up of production at Golden Eagle in the fourth quarter of 2014.

SUNCOR ENERGY INC. 2015 FIRST QUARTER    17

Production Volumes

	Three months ended March 31
	2015	2014

E&P Canada

Terra Nova (mbbls/d)	23.3	18.2

Hibernia (mbbls/d)	22.0	25.2

White Rose (mbbls/d)	12.8	16.5

North America Onshore (mboe/d)	3.6	4.3

	61.7	64.2

E&P International

Buzzard (mboe/d)	51.4	56.5

Golden Eagle (mboe/d)	9.8	—

United Kingdom (mboe/d)	61.2	56.5

Libya (mbbls/d)	3.9	0.2

	65.1	56.7

Total Production (mboe/d)	126.8	120.9

Production mix (liquids/gas) (%)	96/4	96/4

E&P Canada production averaged 61,700 boe/d in the first quarter of 2015, compared to 64,200 boe/d in the prior year quarter. The decrease was primarily due to natural declines at Hibernia and White Rose, partially offset by higher production at Terra Nova due to improved reservoir performance.

E&P International production averaged 65,100 boe/d in the first quarter of 2015, compared to 56,700 boe/d in the prior year quarter. The increase in production was primarily due to the ramp-up of production at Golden Eagle, partially offset by lower production at Buzzard due to natural declines. Production in Libya remains substantially shut-in due to continued political unrest, with the timing of a return to normal operations remaining uncertain.

Price Realizations

	Three months ended March 31
Net of transportation costs, but before royalties	2015	2014

Exploration and Production

E&P Canada – Crude oil and natural gas liquids ($/bbl)	64.57	117.75

E&P Canada – Natural gas ($/mcfe)	2.23	5.30

E&P International ($/boe)	62.16	111.55

In the first quarter of 2015, price realizations for crude oil from E&P Canada and E&P International were lower than the prior year quarter, consistent with the decrease in benchmark prices for Brent crude, partially offset by favourable foreign exchange rates.

Royalties

Royalties for E&P were lower in the first quarter of 2015, compared with the prior year quarter, primarily due to lower price realizations.

18   SUNCOR ENERGY INC. 2015 FIRST QUARTER

Expenses and Other Factors

Operating and transportation expenses decreased in the first quarter of 2015, compared to the prior year quarter, primarily due to lower expenses in Libya, and lower expenses in North America Onshore following the sale of the Wilson Creek assets in the third quarter of 2014.

DD&A and exploration expenses increased in the first quarter of 2015 compared to the prior year quarter, primarily due to higher depletion rates on the company's East Coast Canada assets and depletion associated with the Golden Eagle production that started in the fourth quarter of 2014. Exploration expense included charges for non-commercial wells in both quarters, primarily relating to one exploration well in East Coast Canada in the first quarter of 2015, partially offset by charges associated with two Libyan exploration wells in the first quarter of 2014.

Planned Maintenance on Operated Assets

A planned ten-week maintenance event at Terra Nova has been scheduled to commence in the second quarter of 2015. The impact of this maintenance has been reflected in the company's 2015 guidance.

REFINING AND MARKETING

Financial Highlights

	Three months ended March 31
($ millions)	2015	2014

Operating revenues	4 762	6 760

Net earnings	492	787

Operating earnings(1)	492	787

Refining and Supply	388	709

Marketing	104	78

Cash flow from operations(1)	678	930

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(1)
For an explanation of this bridge analysis, see the Non-GAAP Financial Measures Advisory section of this MD&A.

SUNCOR ENERGY INC. 2015 FIRST QUARTER    19

Refining and Supply reported operating earnings of $388 million in the first quarter of 2015, compared to $709 million in the prior year quarter. The decrease in the first quarter of 2015 reflects the FIFO methodology impact of a declining price environment for crude oil and finished products, and narrower inland crude differentials on the company's refining margins compared to the prior year quarter, partially offset by lower operating expenses.

The Montreal refinery benefited from improved overall production yields, in part as a result of the modifications to the hydrocracking unit that were completed in the fourth quarter of 2014.

Marketing activities contributed $104 million to operating earnings in the first quarter of 2015, compared to $78 million in the prior year quarter. The increase was primarily due to strong retail realized margins as a result of declining refined product prices.

Volumes

	Three months ended March 31
	2015	2014

Crude oil processed (mbbls/d)

Eastern North America	212.4	210.3

Western North America	224.7	231.7

Total	437.1	442.0

Refinery utilization(1) (%)

Eastern North America	96	95

Western North America	94	97

Total	95	96

Refined product sales (mbbls/d)

Gasoline	237.8	230.7

Distillate	206.2	207.1

Other	75.7	77.5

Total	519.7	515.3

(1)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

Refinery crude throughput decreased slightly in the first quarter of 2015, resulting in an average refinery utilization of 95%, compared to 96% in the prior year quarter. The average volumes of crude oil processed in Western North America decreased to 224,700 bbls/d in the first quarter of 2015 from 231,700 bbls/d in the prior year quarter, primarily due to lower demand for refined products in Western Canada. Both quarters were impacted by planned maintenance events at Commerce City; however, planned maintenance in the first quarter of 2014 had a smaller impact on throughput volumes. In Eastern North America, the average volumes of crude oil processed increased to 212,400 bbls/d in the first quarter of 2015 from 210,300 bbls/d in the prior year quarter.

Total sales increased to 519,700 bbls/d in the first quarter of 2015, compared to 515,300 bbls/d in the prior year quarter, primarily due to a smaller inventory build in the first quarter of 2015 compared to the prior year quarter.

Prices and Margins

For Refining and Supply, refined product margins were lower in the first quarter of 2015 than in the prior year quarter and were impacted primarily by the following factors:

•
In the first quarter of 2015, the impact of the FIFO method of inventory valuation, as used by the company, relative to an estimated LIFO(1) method, had a negative impact to net earnings and cash flow from operations of approximately $170 million after-tax, compared to a positive impact to net earnings of approximately $200 million in the prior year quarter, for a total quarter-over-quarter impact of $370 million.

(1)
LIFO is a non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

20   SUNCOR ENERGY INC. 2015 FIRST QUARTER

•
In the first quarter of 2015, inland crude differentials relative to WTI narrowed as compared to the prior year quarter, resulting in lower refining margins.

•
3-2-1 benchmark crack spreads decreased in the first quarter of 2015 relative to the prior year quarter, primarily due to a narrowing WTI to Brent differential. This was more than offset by the impact of the weakening Canadian dollar and improved asphalt margins.

Marketing margins from the first quarter of 2015 were higher than margins in the prior year quarter, primarily due to higher retail margins.

Expenses and Other Factors

Operating and transportation expenses were lower in the first quarter of 2015 compared to the prior year quarter, primarily due to lower energy costs as a result of lower natural gas prices. DD&A expense increased in the first quarter of 2015 due to asset additions related to planned maintenance events completed since the prior year quarter.

Planned Maintenance

The Edmonton refinery has a five-week planned maintenance event in the second quarter of 2015. The Sarnia refinery has a two-week planned maintenance event in the second quarter of 2015. The Montreal refinery has a one-week planned maintenance event in the third quarter of 2015 as well as a three-week planned maintenance event in the fourth quarter of 2015. The impact of this maintenance has been reflected in the company's 2015 guidance.

CORPORATE, ENERGY TRADING AND ELIMINATIONS

Financial Highlights

	Three months ended March 31
($ millions)	2015	2014

Net loss	(1 149)	(495)

Adjusted for:

Unrealized foreign exchange loss on U.S. dollar denominated debt	940	308

Restructuring charges	57	—

Operating loss(1)	(152)	(187)

Renewable Energy	14	21

Energy Trading	57	78

Corporate	(257)	(215)

Eliminations	34	(71)

Cash flow (used in) from operations(1)	(177)	(119)

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Renewable Energy

	Three months ended March 31
	2015	2014

Power generation marketed (gigawatt hours)	122	125

Ethanol production (millions of litres)	108	103

Renewable Energy had operating earnings of $14 million in the first quarter of 2015, as compared to $21 million in the prior year quarter. The decrease was due primarily to a narrowing of the margins in the ethanol business, driven by lower

SUNCOR ENERGY INC. 2015 FIRST QUARTER    21

fuel ethanol prices and higher feedstock costs, partially offset by higher ethanol production and favourable power net earnings.

Energy Trading

Energy Trading had operating earnings of $57 million in the quarter, compared to operating earnings of $78 million in the prior year quarter. In the first quarter of 2015, the company experienced lower gains on natural gas trading strategies due to weaker natural gas prices in the first quarter of 2015 in addition to lower gains on crude trading strategies as a result of weaker location spreads.

Corporate

The Corporate operating loss was $257 million for the first quarter of 2015, compared with an operating loss of $215 million for the prior year quarter, primarily as a result of higher interest costs in the first quarter of 2015. The company capitalized $93 million of its borrowing costs in the first quarter of 2015 as part of the cost of major development assets and construction projects in progress, compared to $108 million in the prior year quarter.

Eliminations

Eliminations reflect the elimination of profit on crude oil sales from Oil Sands and East Coast Canada to Refining and Supply. Consolidated profits are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the first quarter of 2015, the company realized $34 million of after-tax intersegment profit, compared to $71 million of profit that was eliminated in the prior year quarter.

5. CAPITAL INVESTMENT UPDATE

Capital and Exploration Expenditures by Segment

	Three months ended March 31
($ millions)	2015	2014

Oil Sands	793	911

Exploration and Production	356	444

Refining and Marketing	84	105

Corporate, Energy Trading and Eliminations	93	30

Total capital and exploration expenditures	1 326	1 490

Less: capitalized interest on debt	(93)	(108)

	1 233	1 382

Capital and Exploration Expenditures by Type(1)(2)(3)

	Three months ended March 31, 2015
($ millions)	Sustaining	Growth	Total

Oil Sands	285	446	731

Oil Sands Base	91	32	123

In Situ	175	12	187

Oil Sands Ventures	19	402	421

Exploration and Production	3	324	327

Refining and Marketing	72	9	81

Corporate, Energy Trading and Eliminations	17	77	94

	377	856	1 233

(1)
Capital expenditures in this table exclude capitalized interest on debt.

22   SUNCOR ENERGY INC. 2015 FIRST QUARTER

(2)
Growth capital expenditures include capital investments that result in i) an increase in production levels at existing Oil Sands operations and Refining and Marketing operations; ii) new facilities or operations that increase overall production; iii) new infrastructure that is required to support higher production levels; iv) new reserves or a positive change in the company's reserves profile in Exploration and Production operations; or v) margin improvement, by increasing revenues or reducing costs.

(3)
Sustaining capital expenditures include capital investments that i) ensure compliance or maintain relations with regulators and other stakeholders; ii) improve efficiency and reliability of operations or maintain productive capacity by replacing component assets at the end of their useful lives; iii) deliver existing proved developed reserves for Exploration and Production operations; or iv) maintain current production capacities at existing Oil Sands operations and Refining and Marketing operations.

In the first quarter of 2015, total capital and exploration expenditures were $1.233 billion (excluding capitalized interest). Capital and exploration expenditures in the first quarter of 2015 decreased compared to the prior year quarter, as non-essential projects have been re-evaluated as part of the company's cost reduction initiatives and approved projects will be advanced later in 2015. Activity in the first quarter of 2015 included the following:

Oil Sands

Oil Sands Base

Oil Sands Base capital and exploration expenditures were $123 million in the first quarter of 2015, of which $91 million and $32 million were directed towards sustaining and growth activities, respectively. Sustaining capital included expenditures related to the planned maintenance program, which commenced at the end of the first quarter of 2015, and a number of reliability and sustainment projects across the operations.

In Situ

In Situ capital and exploration expenditures were $187 million, of which $175 million and $12 million were directed towards sustaining and growth activities, respectively. Sustaining capital included ongoing well pad development that is expected to maintain existing production levels at Firebag and MacKay River.

Oil Sands Ventures

Oil Sands ventures capital and exploration expenditures were $421 million, of which growth capital expenditures were $402 million and sustaining capital expenditures were $19 million. Growth capital expenditures were incurred primarily for the continued construction activities for the Fort Hills project as detailed engineering moves towards completion. Detailed engineering activities were approximately 75% complete by the end of the first quarter, while construction activities progressed to approximately 25% completion. Key activities during the quarter included procurement of equipment for secondary extraction as well as construction across all areas with administration, maintenance and lodging facilities near completion.

Sustaining capital consisted of Suncor's share of capital expenditures for the Syncrude joint venture and included expenditures for a centrifuge to process mature fine tailings.

Exploration and Production

E&P capital and exploration expenditures were $327 million, with the majority of spending directed towards growth capital, including the Hebron project. Construction of the gravity-based structure and topsides at the Hebron project continued in the first quarter of 2015, which remains on schedule with first oil expected in late 2017.

Growth capital in East Coast Canada included spending to advance multiple field extension projects that leverage existing facilities and infrastructure to provide incremental production and extend the productive life of existing fields. Drilling activities continued on the South White Rose Extension project with first oil expected in the second quarter of 2015. Growth capital also included development drilling activities at Golden Eagle, and spending related to appraisal drilling on the operated Beta prospect in the North Sea.

Refining and Marketing

Refining and Marketing capital expenditures of $81 million related primarily to the ongoing sustainment of operations.

Corporate, Energy Trading and Eliminations

Corporate capital expenditures were $94 million, with the majority of the spending directed towards the company's wind farm projects.

SUNCOR ENERGY INC. 2015 FIRST QUARTER    23

6. FINANCIAL CONDITION AND LIQUIDITY

Indicators

	Twelve months ended March 31
	2015	2014

Return on Capital Employed(1) (%)

Excluding major projects in progress	5.8	12.6

Including major projects in progress	5.0	10.9

Net debt to cash flow from operations(2) (times)	1.2	0.7

Interest coverage on long-term debt (times)

Earnings basis(3)	2.7	10.0

Cash flow from operations basis(2)(4)	12.4	17.9

(1)
Non-GAAP financial measure. ROCE is reconciled in the Non-GAAP Financial Measures Advisory section of this document.

(2)
Cash flow from operations and metrics that use cash flow from operations are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(3)
Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

(4)
Cash flow from operations plus current income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

Capital Resources

Suncor's capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, and available lines of credit. Suncor's management believes the company will have the capital resources to fund its planned 2015 capital spending program of $6.2 to $6.8 billion and meet current and future working capital requirements through existing cash balances and short-term investments, cash flow provided by operating activities for the remainder of 2015, available committed credit facilities, issuing commercial paper and/or long-term notes or debentures. The company's cash flow provided by operating activities depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing margins, operating expenses, taxes, royalties and foreign exchange rates. If additional capital is required, Suncor's management believes adequate additional financing will be available in debt capital markets at commercial terms and rates.

The company has invested excess cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company's short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor's cash flow requirements and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments will be with counterparties with investment grade debt ratings.

Available Sources of Liquidity

Cash and cash equivalents decreased to $4.825 billion during the three months of 2015 from $5.495 billion at December 31, 2014, primarily due to capital and exploration expenditures and changes in working capital, partially offset by cash flow from operations.

As at March 31, 2015, the weighted average term to maturity of the short-term investment portfolio was approximately 33 days.

Financing Activities

Management of debt levels continues to be a priority for Suncor given the company's long-term growth plans and pricing environment. Suncor believes a phased and flexible approach to existing and future growth projects should assist Suncor in maintaining its ability to manage project costs and debt levels.

Unutilized lines of credit at March 31, 2015 increased to $6.688 billion, compared to $4.275 billion at December 31, 2014, due to a new US$2.0 billion credit facility added in the first quarter of 2015 that matures in the second quarter of 2019.

24   SUNCOR ENERGY INC. 2015 FIRST QUARTER

Total Debt to Total Debt Plus Shareholders' Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an "event of default" as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders' equity. At March 31, 2015, total debt to total debt plus shareholders' equity was 26% (December 31, 2014 – 24%). The company is also currently in compliance with all operating covenants.

($ millions, except as noted)	March 31 2015	December 31 2014

Short-term debt	948	806

Current portion of long-term debt	35	34

Long-term debt	13 364	12 489

Total debt	14 347	13 329

Less: Cash and cash equivalents	4 825	5 495

Net debt	9 522	7 834

Shareholders' equity	41 272	41 603

Total debt plus shareholders' equity	55 619	54 932

Total debt to total debt plus shareholders' equity (%)	26	24

Change in Net Debt

($ millions)	Three months ended March 31, 2015

Net debt – start of period	7 834

Increase in net debt	1 688

Net debt – March 31, 2015	9 522

Decrease (increase) in net debt

Cash flow from operations	1 475

Capital and exploration expenditures and other investments	(1 330)

Proceeds from disposal of assets	40

Dividends less proceeds from exercise of share options	(371)

Change in non-cash working capital	(646)

Foreign exchange on cash, debt and other balances	(856)

(1 688)

Common Shares

Outstanding Shares

(thousands)	March 31, 2015

Common shares	1 445 269

Common share options – exercisable	21 098

Common share options – non-exercisable	11 980

SUNCOR ENERGY INC. 2015 FIRST QUARTER    25

As at April 22, 2015, the total number of common shares outstanding was 1,445,584,778 and the total number of exercisable and non-exercisable common share options outstanding was 32,693,666. Once exercisable, each outstanding common share option is convertible into one common share.

Share Repurchases

Pursuant to Suncor's normal course issuer bid, Suncor repurchased 10.5 million common shares for total consideration of $384 million in the first quarter of 2014. Repurchases under the program were suspended on January 1, 2015 in response to the lower crude oil price environment.

	Three months ended March 31
($ millions, except as noted)	2015	2014

Share repurchase activities (thousands of common shares)	—	10 454

Share repurchase cost	—	384

Weighted average repurchase price per share (dollars per share)	—	36.71

Contractual Obligations, Commitments, Guarantees, and Off-Balance Sheet Arrangements

In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of its 2014 annual MD&A. The company does not believe that it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial performance or financial condition, results of operations, liquidity or capital expenditures. During the three months ended March 31, 2015, Suncor did not materially increase or decrease any of its contractual obligations, commitments or guarantees as compared to what was disclosed in the 2014 annual MD&A.

26   SUNCOR ENERGY INC. 2015 FIRST QUARTER

7. QUARTERLY FINANCIAL DATA

Trends in Suncor's quarterly earnings and cash flow from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events – such as the maintenance that occurred in Oil Sands in the second quarter of 2013 and at many E&P assets in the third quarter of 2014 – and unplanned maintenance outages, such as the one that occurred at Upgrader 2 in the second quarter of 2013. Trends in Suncor's quarterly earnings and cash flow from operations are also affected by changes in commodity prices, refining crack spreads and foreign exchange rates.

Financial Summary

Three months ended ($ millions, unless otherwise noted)	Mar 31 2015	Dec 31 2014	Sept 30 2014	June 30 2014	Mar 31 2014	Dec 31 2013	Sept 30 2013	June 30 2013

Total production (mboe/d)

Oil Sands	475.6	419.3	441.1	403.1	424.4	446.5	423.6	309.4

Exploration and Production	126.8	138.3	78.2	115.3	120.9	111.6	171.4	190.7

	602.4	557.6	519.3	518.4	545.3	558.1	595.0	500.1

Revenues and other income

Operating revenues, net of royalties	7 129	8 899	10 175	10 446	10 342	9 814	10 288	9 648

Other income	257	192	98	203	135	380	85	66

	7 386	9 091	10 273	10 649	10 477	10 194	10 373	9 714

Net (loss) earnings	(341)	84	919	211	1 485	443	1 694	680

per common share – basic (dollars)	(0.24)	0.06	0.63	0.14	1.01	0.30	1.13	0.45

per common share – diluted (dollars)	(0.24)	0.06	0.62	0.14	1.01	0.30	1.13	0.45

Operating earnings(1)	175	386	1 306	1 135	1 793	973	1 426	934

per common share – basic(1) (dollars)	0.12	0.27	0.89	0.77	1.22	0.66	0.95	0.62

Cash flow from operations(1)	1 475	1 492	2 280	2 406	2 880	2 350	2 528	2 250

per common share – basic(1) (dollars)	1.02	1.03	1.56	1.64	1.96	1.58	1.69	1.49

ROCE(1) (%) for the twelve months ended	5.8	8.6	9.4	10.1	12.6	11.5	8.6	8.1

Common share information (dollars)

Dividend per common share	0.28	0.28	0.28	0.23	0.23	0.20	0.20	0.20

Share price at the end of trading

Toronto Stock Exchange (Cdn$)	37.01	36.90	40.53	45.50	38.61	37.24	36.83	31.00

New York Stock Exchange (US$)	29.25	31.78	36.15	42.63	34.96	35.05	35.78	29.49

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this document. ROCE excludes capitalized costs related to major projects in progress.

SUNCOR ENERGY INC. 2015 FIRST QUARTER    27

Business Environment

Three months ended (average for the period ended, except as noted)		Mar 31 2015	Dec 31 2014	Sept 30 2014	June 30 2014	Mar 31 2014	Dec 31 2013	Sept 30 2013	June 30 2013

WTI crude oil at Cushing	US$/bbl	48.65	73.15	97.20	103.00	98.70	97.45	105.85	94.20

ICE Brent crude oil at Sullom Voe	US$/bbl	55.15	77.00	103.40	109.75	107.80	109.35	109.70	103.35

Dated Brent/Maya FOB price differential	US$/bbl	11.05	10.05	12.50	13.85	18.45	20.05	10.35	5.50

MSW at Edmonton	Cdn$/bbl	42.10	67.05	89.50	97.10	90.70	89.05	105.25	92.90

WCS at Hardisty	US$/bbl	33.90	58.90	77.00	82.95	75.55	65.25	88.35	75.05

Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	14.75	14.25	20.20	20.05	23.15	32.20	17.50	19.15

Condensate at Edmonton	US$/bbl	45.60	70.55	93.45	105.15	102.65	94.20	103.80	103.30

Natural gas (Alberta spot) at AECO	Cdn$/mcf	2.75	3.60	4.00	4.65	5.70	3.50	2.40	3.50

Alberta Power Pool Price	Cdn$/MWh	29.15	30.55	63.90	42.30	61.75	48.40	83.90	123.35

New York Harbor 3-2-1 crack(1)	US$/bbl	19.20	16.15	20.50	21.55	20.40	19.60	19.25	25.60

Chicago 3-2-1 crack(1)	US$/bbl	16.00	14.40	17.50	19.40	18.35	12.00	15.80	30.70

Portland 3-2-1 crack(1)	US$/bbl	21.50	12.45	24.60	26.10	17.40	15.35	19.60	30.60

Gulf Coast 3-2-1 crack(1)	US$/bbl	18.00	10.15	19.10	19.55	17.15	13.45	15.95	23.95

Exchange rate	US$/Cdn$	0.81	0.88	0.92	0.92	0.91	0.95	0.96	0.98

Exchange rate (end of period)	US$/Cdn$	0.79	0.86	0.89	0.94	0.90	0.94	0.97	0.95

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

Significant or Unusual Items Impacting Net Earnings

In addition to the impacts of changes in production volumes and business environment, net earnings over the last eight quarters were affected by the following events or one-time adjustments:

•
In the first quarter of 2015, the U.K. government enacted a decrease in the supplementary charge rate on oil and gas profits in the North Sea that decreased the statutory tax rate on Suncor's earnings in the U.K. from 62% to 50%. The company revalued its deferred income tax balances, resulting in a one-time decrease to deferred income taxes of $406 million.

•
In the first quarter of 2015, the company recorded after-tax insurance proceeds of approximately $75 million related to a claim on the Terra Nova asset in the E&P segment.

•
In the first quarter of 2015, the company recorded after-tax restructuring charges of $57 million related to the previously announced cost reduction initiatives.

•
The third quarter of 2014 included an after-tax gain of $61 million on the disposal of the Wilson Creek assets in the E&P segment.

•
The third quarter of 2014 included a $54 million income tax and interest charge related to a prior period in the Oil Sands segment.

•
The second quarter of 2014 included an after-tax impairment charge of $718 million in the Oil Sands segment against the company's interest in the Joslyn mining project. Total E&P Canada Ltd., the operator of the Joslyn mining project, together with Suncor and the other co-owners of the project, agreed to scale back certain development activities in order to focus on engineering studies to further optimize the Joslyn project development plan.

•
The second quarter of 2014 included an after-tax impairment charge of $297 million in the E&P segment against the company's Libyan assets as a result of the continued closure of certain Libyan export terminals during the quarter and the company's view on production plans during the remaining term of the production sharing agreements.

•
The second quarter of 2014 included after-tax impairment charges of $223 million in the Oil Sands segment following a review of certain assets that no longer fit with Suncor's previously revised growth strategies and which could not be repurposed or otherwise deployed.

28   SUNCOR ENERGY INC. 2015 FIRST QUARTER

•
The second quarter of 2014 included after-tax earnings of $32 million related to a reserves redetermination of 1.2 million barrels of oil related to an interest in a Norwegian asset that Suncor previously owned.

•
The fourth quarter of 2013 included after-tax impairment charges of $563 million in the E&P segment against assets in Syria, Libya and North America Onshore. Concurrent with the impairment of the Syrian assets, the company recognized after-tax risk mitigation proceeds of $223 million, previously recorded as a long-term provision.

•
In the fourth quarter of 2013, the company recorded a favourable after-tax adjustment of $69 million to reduce the previously estimated costs of not proceeding with the Voyageur upgrader project due to an acceleration of project closure activities and a redeployment of resources.

•
The third quarter of 2013 included an after-tax gain of $130 million relating to the sale of the company's conventional natural gas business.

8. OTHER ITEMS

Accounting Policies

Suncor's significant accounting policies and a summary of recently announced accounting standards are described in the Accounting Policies and Critical Accounting Estimates section of Suncor's 2014 annual MD&A.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates which, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company's financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor's critical accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2014 and in the Accounting Policies and Critical Accounting Estimates section of Suncor's 2014 annual MD&A.

Financial Instruments

Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company's position with respect to interest payments. The company also uses physical and financial energy derivatives to earn trading profits. For more information on Suncor's financial instruments and the related financial risk factors, see note 27 of the audited Consolidated Financial Statements for the year ended December 31, 2014, note 10 to the unaudited interim Consolidated Financial Statements for the three months ended March 31, 2015, and the Financial Condition and Liquidity section of Suncor's 2014 annual MD&A.

Income Tax

In the first quarter of 2015, the U.K. government enacted a decrease in the supplementary charge rate on oil and gas profits in the North Sea that decreased the statutory tax rate on Suncor's earnings in the U.K. from 62% to 50%. The company revalued its deferred income tax balances, resulting in a one-time decrease to deferred income tax liabilities of $406 million.

Pursuant to the previously disclosed 2013 proposal letter from the Canada Revenue Agency (CRA), the company received a Notice of Reassessment (NOR) from the CRA during the second quarter of 2014, regarding the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts. The total amount of the NOR, including tax, penalty and interest, was approximately $920 million. The company strongly disagrees with the CRA's position and continues to firmly believe it will be able to successfully defend its original filing position and will take the appropriate actions to resolve this matter. In addition to the above, the company has:

•
Received NORs related to the derivative contracts from the Provinces of Alberta, Ontario and Quebec for approximately $124 million, $100 million and $42 million, respectively;

•
Provided security to the CRA and the Provinces of Quebec and Ontario for approximately $610 million;

•
Filed Notices of Objection with the CRA and the Provinces of Alberta, Ontario and Quebec; and

SUNCOR ENERGY INC. 2015 FIRST QUARTER    29

•
Filed a Notice of Appeal with the Tax Court of Canada in November 2014 and is now pursuing its Appeal to that Court.

If the company is unsuccessful in defending its tax filing position, it could be subject to an earnings and cash impact of up to $1.2 billion.

Control Environment

Based on their evaluation as at March 31, 2015, Suncor's Chief Executive Officer and Chief Financial Officer concluded that the company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at March 31, 2015, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three-month period ended March 31, 2015 that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting. Management will continue to periodically evaluate the company's disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

As a result of current events in Syria, Suncor is not able to monitor the status of all of its assets in the country, including whether certain facilities have suffered damages. Suncor has assessed and is continually monitoring the control environment in the country and does not consider the changes to have a material impact on the company's overall internal control over financial reporting.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Corporate Guidance

Suncor has updated its previously issued 2015 corporate guidance to revise certain of its assumptions. Suncor's press release dated April 29, 2015, which is also available on www.sedar.com, provides the updated assumptions to its corporate guidance.

9. NON-GAAP FINANCIAL MEASURES ADVISORY

Certain financial measures in this MD&A – namely operating earnings, ROCE, cash flow from operations, free cash flow, Oil Sands cash operating costs, and LIFO – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Operating Earnings

Operating earnings is a non-GAAP financial measure that adjusts net earnings for significant items that are not indicative of operating performance. Management uses operating earnings to evaluate operating performance because management believes it provides better comparability between periods. Operating earnings are reconciled to net earnings in the Consolidated Financial Information and Segment Results and Analysis sections of this MD&A.

Bridge Analyses of Operating Earnings

Throughout this MD&A, the company presents charts that illustrate the change in operating earnings from the comparative period through key variance factors. These factors are analyzed in the Operating Earnings narratives following the bridge analyses in particular sections of this MD&A. These bridge analyses are presented because management uses this presentation to evaluate performance.

•
The factor for Volumes and Mix is calculated based on production volumes and mix for the Oil Sands and E&P segments and throughput volumes and mix for the Refining and Marketing segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, refining and marketing margins, other operating revenues, and the net impacts of sales and purchases of third-party crude,

30   SUNCOR ENERGY INC. 2015 FIRST QUARTER

  including product purchased for use as diluent in the company's Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Royalties includes royalties in Libya that represent the difference between gross revenue, which is based on the company's working-interest share of production, and the net revenue attributable to Suncor under the terms of the respective contracts.

•
The factor for Inventory reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory factor in a bridge analysis permits the company to present the factor for Volumes and Mix based on production volumes, rather than based on sales volumes.

•
The factor for Operating and Transportation Expense includes project start-up costs, OS&G expense (adjusted for impacts of changes in inventory), and transportation expense.

•
The factor for Financing Expense and Other Income includes financing expenses, other income, operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings adjustments, changes in statutory income tax rates that are not operating earnings adjustments, and other income tax adjustments.

Return on Capital Employed (ROCE)

ROCE is a non-GAAP financial measure that management uses to analyze operating performance and the efficiency of Suncor's capital allocation process. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

The company presents two ROCE calculations – one including and one excluding the impacts on capital employed of major projects in progress. Major projects in progress includes accumulated capital expenditures and capitalized interest for significant projects still under construction or in the process of being commissioned, and acquired assets that are still being evaluated. Management uses ROCE excluding the impacts of major projects in progress on capital employed to assess performance of operating assets.

For the twelve months ended March 31 ($ millions, except as noted)		2015	2014

Adjustments to net earnings

Net earnings		873	4 302

Add after-tax amounts for:

Unrealized foreign exchange loss on U.S. dollar denominated debt		1 354	688

Net interest expense		260	223

	A	2 487	5 213

Capital employed – beginning of twelve-month period

Net debt		6 962	6 786

Shareholders' equity		42 258	39 796

		49 220	46 582

Capital employed – end of twelve-month period

Net debt		9 522	6 962

Shareholders' equity		41 272	42 258

		50 794	49 220

Average capital employed	B	49 297	47 645

ROCE – including major projects in progress (%)	A/B	5.0	10.9

Average capitalized costs related to major projects in progress	C	6 108	6 325

ROCE – excluding major projects in progress (%)	A/(B-C)	5.8	12.6

SUNCOR ENERGY INC. 2015 FIRST QUARTER    31

Cash Flow from Operations

Cash flow from operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can include, among other factors, the timing of offshore feedstock purchases and payments for fuel and income taxes, and the timing of cash flows related to accounts receivable and accounts payable, which management believes reduces comparability between periods.

Cash flow from operations in this MD&A for the twelve-month ended periods are the sum of the cash flow from operations for the particular quarter ended March 31 and each of the three preceding quarters. Cash flow from operations for each quarter are separately defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of each respective MD&A for the applicable quarter.

Three months ended March 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

Net (loss) earnings	(146)	899	462	294	492	787	(1 149)	(495)	(341)	1 485

Adjustments for:

Depreciation, depletion, amortization and impairment	773	669	365	299	163	152	32	20	1 333	1 140

Deferred income taxes	(45)	15	(445)	(32)	(28)	8	71	11	(447)	2

Accretion of liabilities	37	36	12	11	2	1	1	3	52	51

Unrealized foreign exchange loss on U.S. dollar denominated debt	—	—	—	—	—	—	962	357	962	357

Change in fair value of derivative contracts	27	1	—	—	71	4	50	6	148	11

Loss (gain) on disposal of assets	8	—	1	—	—	—	(7)	—	2	—

Share-based compensation	(38)	(21)	3	1	(24)	(14)	(89)	(20)	(148)	(54)

Exploration expenses	—	—	49	22	—	—	—	—	49	22

Settlement of decommissioning and restoration liabilities	(130)	(107)	(1)	(1)	(2)	(2)	—	—	(133)	(110)

Other	39	(23)	3	6	4	(6)	(48)	(1)	(2)	(24)

Cash flow from (used in) operations	525	1 469	449	600	678	930	(177)	(119)	1 475	2 880

(Increase) decrease in non-cash working capital	(307)	28	17	(216)	(273)	(676)	(36)	(283)	(599)	(1 147)

Cash flow provided by (used in) operating activities	218	1 497	466	384	405	254	(213)	(402)	876	1 733

Free Cash Flow

Free cash flow is a non-GAAP financial measure that is calculated by deducting capital and exploration expenditures for the twelve-month period from cash flow from operations for the same period. Free cash flow reflects cash available for distribution to shareholders and to fund financing activities. Management uses free cash flow to measure financial performance and liquidity.

	Twelve months ended March 31
($ millions)	2015	2014

Cash flow from operations	7 653	10 008

Less: Capital and exploration expenditures	6 797	6 782

Free Cash Flow	856	3 226

32   SUNCOR ENERGY INC. 2015 FIRST QUARTER

Cash Operating Costs

Oil Sands cash operating costs and cash operating costs per barrel are non-GAAP financial measures, which are calculated by adjusting Oil Sands segment OS&G expense (a GAAP measure based on sales volumes) for i) costs pertaining to Syncrude operations; ii) non-production costs that management believes do not relate to the production performance of Oil Sands operations, including, but not limited to, share-based compensation adjustments, research, and the expense recorded as part of a non-monetary arrangement involving a third-party processor; iii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; iv) project start-up costs; and v) the impacts of changes in inventory levels, such that the company is able to present cost information based on production volumes. Oil Sands cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A. Management uses cash operating costs to measure Oil Sands operating performance on a production barrel basis.

Impact of First-in, First-out (FIFO) Inventory Valuation on Refining and Marketing Net Earnings

GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time when the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months, and is influenced by the time to receive crude after purchase (which can be several weeks for foreign offshore crude purchases), regional crude inventory levels, the completion of refining processes, transportation time to distribution channels, and regional refined product inventory levels.

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).

The company's estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

10. COMMON ABBREVIATIONS

The following is a list of abbreviations that may be used in this MD&A:

Measurement

bbl	barrel
bbls/d	barrels per day
mbbls/d	thousands of barrels per day

boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day

GJ	gigajoule

mcf	thousands of cubic feet of natural gas
mcfe	thousands of cubic feet of natural gas equivalent
mmcf	millions of cubic feet of natural gas
mmcf/d	millions of cubic feet of natural gas per day
mmcfe	millions of cubic feet of natural gas equivalent
mmcfe/d	millions of cubic feet of natural gas equivalent per day

MW	megawatts
MWh	megawatts per hour
Places and Currencies

U.S.	United States
U.K.	United Kingdom

$ or Cdn$	Canadian dollars
US$	United States dollars
Financial and Business Environment

Q1	Three months ended March 31
DD&A	Depreciation, depletion and amortization
WTI	West Texas Intermediate
WCS	Western Canadian Select
SCO	Synthetic crude oil
MSW	Mixed Sweet Blend
NYMEX	New York Mercantile Exchange
YTD	Year to date
ICE	Intercontinental Exchange
WTI	West Texas Intermediate
WCS	Western Canadian Select

SUNCOR ENERGY INC. 2015 FIRST QUARTER    33

11. FORWARD-LOOKING INFORMATION

The document contains certain forward-looking information and forward-looking statements (collectively referred to herein as "forward-looking statements") within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements and other information are based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost-savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and other information that address expectations or projections about the future, and other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may", "future" and similar expressions. Forward-looking statements in the document include references to:

•
The anticipated duration and impact of planned maintenance events, including those at Oil Sands, Terra Nova and the Edmonton, Sarnia and Montreal refineries;

•
Suncor's expectations that the previously announced $600 million to $800 million in operating budget reductions will be substantially realized in 2015, ahead of the projected two-year period;

•
Suncor is on track to achieve the previously announced $1 billion reduction to its 2015 capital budget, while maintaining steady progress on the key growth projects already in construction, including Fort Hills and Hebron;

•
Suncor's non-essential projects have been reevaluated as part of our cost reduction initiatives and approved projects will be advanced later in 2015;

•
Suncor's growth projects, including: (i) statements around the Fort Hills mining project, which is expected to deliver approximately 73,000 bbls/d of bitumen to Suncor's operations, with first oil expected in the fourth quarter of 2017 and 90% of its planned capacity being reached within twelve months thereafter; and (ii) statements around first oil, including Hebron in late 2017 and the South White Rose Extension in the second quarter of 2015;

•
Suncor's belief that existing production levels at Firebag and MacKay River will be maintained due to ongoing well pad development and that Golden Eagle will ramp up to a peak production rate of approximately 18,000 boe/d (net) during 2015;

•
The belief that Suncor will have the capital resources to fund its planned 2015 capital spending program of $6.2 to $6.8 billion and meet current and future working capital requirements through existing cash balances and short-term investments, cash flow provided by operating activities for the remainder of 2015, available committed credit facilities, issuing commercial paper and/or long term notes or debentures and if additional capital is required, the belief that adequate additional financing will be available in debt capital markets at commercial terms and rates;

•
Suncor's belief that a phased and flexible approach to existing and future growth projects should assist Suncor in its ability to manage project costs and debt levels;

•
The company's belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial performance or financial condition, results of operations, liquidity or capital expenditures; and

•
The company's position in respect of the NOR received from the CRA (and consequentially from the Provinces) regarding the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts continues to be that it will be able to successfully defend its original filing position and it will take the appropriate actions to resolve this matter. The company has provided security to the CRA and the Provinces in the approximate amount of $610 million, but the company may be required to post cash instead of security.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual

34   SUNCOR ENERGY INC. 2015 FIRST QUARTER

results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. The financial and operating performance of the company's reportable operating segments, specifically Oil Sands, E&P, and Refining and Marketing, may be affected by a number of factors.

Factors that affect our Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process our proprietary production will be closed, experience equipment failure or other accidents; our ability to operate our Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; our dependence on pipeline capacity and other logistical constraints, which may affect our ability to distribute our products to market; our ability to finance Oil Sands growth and sustaining capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; inflationary pressures on operating costs, including labour, natural gas and other energy sources used in oil sands processes; our ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta's Wood Buffalo region and the surrounding area (including housing, roads and schools); risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; changes to royalty and tax legislation and related agreements that could impact our business; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and changes to environmental regulations or legislation.

Factors that affect our E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor's foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest and that operations in Syria continue to be impacted by sanctions and political unrest; risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect our Refining and Marketing segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company's margins; market competition, including potential new market entrants; our ability to reliably operate refining and marketing facilities in order to meet production or sales targets; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period; and the potential for disruptions to operations and construction projects as a result of our relationships with labour unions or employee associations that represent employees at our refineries and distribution facilities.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of taxes or changes to fees and royalties, such as the NORs received by Suncor from the CRA, Ontario, Alberta and Quebec, relating to the settlement of certain derivative contracts, including the risk that: (i) Suncor may not be able to successfully defend its original filing position and ultimately be required to pay increased taxes, interest and penalty as a result; or (ii) Suncor may be required to post cash instead of security in relation to the NORs; changes in environmental and other regulations; the ability and willingness of

SUNCOR ENERGY INC. 2015 FIRST QUARTER    35

parties with whom we have material relationships to perform their obligations to us; outages to third-party infrastructure that could cause disruptions to production; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information systems by computer hackers or cyberterrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor's control that are customary to transactions of this nature; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements and information are discussed in further detail throughout this MD&A, and in the company's 2014 annual MD&A, 2014 AIF and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

36   SUNCOR ENERGY INC. 2015 FIRST QUARTER

QuickLinks

EXHIBIT 99.2